Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 30, 2011	Dec. 31, 2010	Dec. 25, 2009	Dec. 26, 2008	Dec. 28, 2007
EARNINGS:
Earnings before Income Taxes	$2,888	$2,546	$1,746	$2,332	$1,935
Interest Expense	552	557	558	519	417
Amortization of debt discount	—	—	—	—	—
Interest Portion of Fixed Rent	21	21	26	32	38
Undistributed Earnings of Unconsolidated Subsidiaries	(30)	(33)	(42)	(75)	(61)
Earnings, as Adjusted	$3,431	$3,091	$2,288	$2,808	$2,329
FIXED CHARGES:
Interest Expense	$552	$557	$558	$519	$417
Capitalized Interest	15	10	8	9	5
Amortization of debt discount	—	—	—	—	—
Interest Portion of Fixed Rent	21	21	26	32	38
Fixed Charges	$588	$588	$592	$560	$460
Ratio of Earnings to Fixed Charges	5.8x	5.3x	3.9x	5.0x	5.1x